Filed pursuant to Rule 433 dated May 14, 2013 relating to Preliminary Pricing Supplement No. 814 dated May 14, 2013 to Registration Statement No. 333-178081
Structured Investments	Morgan Stanley $ Autocallable Quarterly Review Notes due May 29, 2014 Based on the Performance of Palladium
General
•
The securities are designed for investors who desire exposure to Palladium and who seek early exit prior to maturity for a cash payment if, on any of the first three Review Dates, the Commodity Price is at or above the specified Call Level. If the securities are not called prior to maturity, investors will receive a fixed cash payment if the Commodity Price is at or above the Call Level on the Final Review Date and are protected at maturity against up to a 20% decline of the Underlying Commodity from the Initial Commodity Price on the Final Review Date but will lose some or all of their principal if the Final Commodity Price declines by more than 20%. You may lose your entire initial investment. Investors in the securities should be willing to accept this risk of loss and be willing to forgo interest in exchange for the opportunity to receive a premium payment if the securities are called.

•	The first Review Date, and therefore the earliest date pursuant to which a call may be initiated, is August 23, 2013.
•	Senior unsecured obligations of Morgan Stanley maturing May 29, 2014†. All payments on the securities upon an Automatic Early Call or at maturity are subject to the credit risk of Morgan Stanley.
•	Minimum purchase amount of $10,000 and minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The securities are expected to price on or about May 17, 2013 and are expected to settle on or about May 22, 2013.
Key Terms
Issuer:	Morgan Stanley
Underlying Commodity:	Palladium
Automatic Early Call:
If the Commodity Price on any of the first three Review Dates is at or above the Call Level, the securities will be automatically called for a fixed cash payment per security (the “Call Price”) on the third business day following the related Review Date (the “Call Date”).  The Call Price will vary depending on the applicable Review Date:
•     1st Review Date (August 23, 2013†): at least $1,036.50* per security (corresponding to at least 103.65% of the Stated Principal Amount)
•      2nd Review Date (November 25, 2013†): at least $1,073.00* per security (corresponding to at least 107.30% of the Stated Principal Amount)
•      3rd Review Date (February 24, 2014†): at least $1,109.50* per security (corresponding to at least 110.95% of the Stated Principal Amount)
* The actual Call Price applicable to each Review Date will be determined on the Pricing Date but will not be less than the Call Prices stated above.

Call Level:	100% of the Initial Commodity Price.
Payment at Maturity:
At maturity, if the securities have not previously been called, investors will receive for each security they hold an amount of cash that will vary depending on the Commodity Price on May 23, 2014† (the “Final Review Date”) (the “Final Commodity Price”), equal to:
•      If the Final Commodity Price is at or above the Call Level on the Final Review Date: at least $1,146.00 per security (corresponding to at least 114.60% of the Stated Principal Amount).
•      If the Final Commodity Price is lower than the Call Level but has not declined by more than 20% from the Initial Commodity Price: the $1,000 Stated Principal Amount, or
•      If the Final Commodity Price has declined by more than 20% from the Initial Commodity Price: $1,000   +   ($1,000   ×    Commodity Percent Change).
In this scenario, investors will be fully exposed to the negative performance of the underlying commodity, and will lose 1% of their principal amount for every 1% decline in the Final Commodity Price from the Initial Commodity Price.  For example, if the Final Commodity Price declines by 50% from the Initial Commodity Price,  investors will lose 50% of their principal.

Terms continued on following page

Investing in the securities involves a number of risks.  See “Risk Factors” beginning on page PS-10 of the accompanying preliminary pricing supplement and “Selected Risk Considerations” beginning on page PS-7 of this document.

Morgan Stanley has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and this document if you so request by calling toll-free 1-800-584-6837.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced.  We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance.  In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document or the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)(2)	Proceeds to Issuer
Per security	100%	1%	99%
Total	$	$	$
(1)
J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1% for each security it sells.  In addition, JPMorgan Chase Bank, N.A. will purchase securities from Morgan Stanley & Co. LLC for sales to certain fiduciary accounts at a purchase price to such accounts of 99% of the stated principal amount per security and will forgo any sales commission with respect to such sales.

(2)
Please see “Supplemental Plan of Distribution; Conflicts of Interest” in this document and “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement for information about fees and commissions.

The agent for this offering, Morgan Stanley & Co. LLC, is our wholly owned subsidiary.  See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.
The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Morgan Stanley

Terms continued from previous page:

Call Date:	The third business day following the applicable Review Date.
Commodity Percent Change:	The percentage change from the Initial Commodity Price to the Final Commodity Price, calculated as follows: (Final Commodity Price – Initial Commodity Price) / Initial Commodity Price
Initial Commodity Price:	The price of the Underlying Commodity, as published by the London Platinum and Palladium Market, on the Pricing Date.
Final Commodity Price:
The price of the Underlying Commodity, as published by the London Platinum and Palladium Market, on the Final Review Date, subject to postponement for non-trading business days and certain market disruption events.

Maturity Date:	May 29, 2014†
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	6174824Y7 / US6174824Y74
†
Subject to postponement for non-trading days and certain market disruption events as described in “Description of Securities—Review Dates” and “—Maturity Date” in the accompanying preliminary pricing supplement.

Additional Terms Specific to the Securities

You should read this document together with the prospectus dated November 21, 2011, as supplemented by the prospectus supplement dated November 21, 2011 and the preliminary pricing supplement dated May 14, 2013.  This document, together with the documents listed below, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying preliminary pricing supplement, as the securities involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

You may access these documents on the SEC website at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Preliminary pricing supplement No. 814 dated May 14, 2013:
http://www.sec.gov/Archives/edgar/data/895421/000095010313003013/dp38258_424b2-palladium.htm

●	Prospectus supplement dated November 21, 2011:
http://www.sec.gov/Archives/edgar/data/895421/000095010311004876/dp27245_424b2-seriesf.htm

●	Prospectus dated November 21, 2011:
http://www.sec.gov/Archives/edgar/data/895421/000095010311004877/dp27266_424b2-debt.htm

Terms used in this document are defined in the accompanying preliminary pricing supplement, prospectus supplement or prospectus. As used in this document, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

How the Securities Work

The following diagrams illustrate the potential outcomes for the securities depending on the Commodity Prices on each of the Review Dates.

Diagram #1: Automatic Early Call  (Starting in August, 2013)

Diagram #2: Payment at Maturity if No Automatic Early Call Occurs

Hypothetical Examples of Amounts Payable upon Automatic Early Call or at Maturity

The following examples illustrate the payout on the securities for a range of Commodity Prices for each of the Review Dates and are being provided for illustrative purposes only.  These examples are based on the following terms:

•	Hypothetical Initial Commodity Price: $700

•	Hypothetical Call Level (100% of the Initial Commodity Price): $700

•	Call Price:

o	$1,036.50 if the securities are automatically called in August 2013

o	$1,073.00 if the securities are automatically called in November 2013

o	$1,109.50 if the securities are automatically called in February 2014

•	Payment at Maturity if the Final Commodity Price is at or above the Call Level: $1,146.00

•	Stated Principal Amount (per security): $1,000

•  In Examples 1 through 3, the Commodity Price on one of the first three Review Dates is above the Call Level.  However, each example results in a different payment amount because the Commodity Price is above the Call Level on different Review Dates.  Because the Commodity Price on one of the first three Review Dates is above the Call Level, the securities are automatically called following the relevant Review Date.  In each of Examples 4, 5 and 6, the Commodity Price on each of the first three Review Dates is lower than the Call Level, and, consequently, the securities are not automatically called prior to, and remain outstanding until, maturity.

Review Date	Example 1		Example 2		Example 3
	Hypothetical Commodity Price	Payout	Hypothetical Commodity Price	Payout	Hypothetical Commodity Price	Payout
#1	$750	$1,036.50	$680	—	$680	—
#2	—	—	$720	$1,073.00	$660	—
#3	—	—	—	—	$720	$1,109.50
Total Payout:	$1,036.50 in August 2013		$1,073.00 in November 2013		$1,109.50 in February 2014

Review Date	Example 4		Example 5		Example 6
	Hypothetical Commodity Price	Payout	Hypothetical Commodity Price	Payout	Hypothetical Commodity Price	Payout
#1	$680	—	$680	—	$680	—
#2	$650	—	$650	—	$650	—
#3	$670	—	$670	—	$670	—
Final review date	$910	$1,146.00	$630	$1,000	$420	$600
Total Payout:	$1,146.00 at maturity		$1,000 at maturity		$600 at maturity

•  In Example 4, the Final Commodity Price is $910, which is higher than the Call Level and which represents a 30% increase in the Initial Commodity Price.  The payment at maturity equals $1,146.00 per security, representing a 14.60% return on your investment.  The return on your investment would be less than the 30% return you would receive on a comparable investment linked to the simple return on the underlying commodity.

•  In Example 5, the Final Commodity Price is $630, which is lower than the Call Level and which represents a 10% decline from the Initial Commodity Price.  Because the Final Commodity Price has not declined by more than 20% from the Initial Commodity Price, the payment at maturity equals the Stated Principal Amount of $1,000 per security.

•  In Example 6, the Final Commodity Price is $420, which represents a 40% decline from the Initial Commodity Price.  Because the Final Commodity Price has declined by more than 20% from the Initial Commodity Price, investors are exposed to that decline on a 1 to 1 basis and will receive a payment at maturity that represents a 40% loss of their principal, calculated as follows:

$1,000 +($1,000 x Commodity Percent Change) = $1,000 + ($1,000 x –40%) = $600

Selected Purchase Considerations

●
APPRECIATION POTENTIAL — If the Commodity Price is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per security of $1,000 plus: (i) at least 3.65%* x $1,000 if called on the first Call Date; (ii) at least 7.30%*  x  $1,000 if called on the second Call Date; (iii) at least 10.95%*  x  $1,000 if called on the third Call Date; or (iv) if the securities have not been previously called, at least 14.60%*  x  $1,000 if Commodity Price is at or above the Call Level on the Final Review Date. If the securities are not called prior to maturity, investors will receive for each security at maturity an amount in cash that will vary depending on the Commodity Price on the Final Review Date, and which may be significantly less than the Stated Principal Amount of the securities and could be zero.  Because the securities are our senior unsecured obligations, the payment of any amount, whether upon an Automatic Early Call or at maturity, is subject to our ability to pay our obligations as they become due.

*The actual percentages applicable to the four Review Dates above will be determined on the Pricing Date but will not be less than the Call Prices stated above.

●
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC EARLY CALL FEATURE – While the original term of the securities is twelve months, the securities will be called prior to maturity if the Commodity Price on any of the first three Review Dates is at or above the Call Level and you will be entitled to the applicable payment corresponding to that Review Date as set forth above.

●
LIMITED PROTECTION AGAINST LOSS — If the securities are not called prior to maturity and the Final Commodity Price declines by no more than 20% as compared to the Initial Commodity Price, you will be entitled to receive the full principal amount of your securities at maturity.  If the Final Commodity Price declines by more than 20% from the Initial Commodity Price, you will lose 1% of your Stated Principal Amount for every 1% decline in the Final Commodity Price from the Initial Commodity Price.

●
EXPOSURE TO PALLADIUM — Investors who believe they have underweight exposure to commodities can use the securities as an alternative to a direct investment in Palladium and gain access to Palladium and obtain a measure of diversification of underlying asset class exposure.

●
UNITED STATES FEDERAL TAXATION — You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the securities offered under the accompanying preliminary pricing supplement and is superseded by the following discussion.

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, a security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Assuming this treatment of the securities is respected, the following U.S. federal income tax consequences should result based on current law:

●	A U.S. Holder should not be required to recognize taxable income over the term of the securities prior to settlement, other than pursuant to a sale or exchange.

●
Upon sale, exchange or settlement of the securities, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the securities.  Such gain or loss should be long-term capital gain or loss if the investor has held the securities for more than one year, and short-term capital gain or loss otherwise.

Please read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of an investment in the securities.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the securities should read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement and consult their tax advisers regarding all aspects of the U.S.

federal income tax consequences of an investment in the securities, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Additionally, any consequences resulting from the Medicare tax on investment income are not discussed in this document or the accompanying preliminary pricing supplement.

The discussion in the preceding paragraphs under “United States Federal Taxation” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying preliminary pricing supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks.  Investing in the securities is not equivalent to investing directly in Palladium or in futures contracts or forward contracts on Palladium.  These risks are explained in more detail in the “Risk Factors” section of the accompanying preliminary pricing supplement dated May 14, 2013 and the accompanying prospectus.

●
THE SECURITIES DO NOT PAY INTEREST OR GUARANTEE THE RETURN OF ANY PRINCIPAL AT MATURITY — The terms of the securities differ from those of ordinary debt securities in that we do not pay you interest on the securities and do not guarantee to pay you any of the principal at maturity.  Instead, if the securities have not been automatically called prior to maturity, you will receive at maturity for each security you hold an amount in cash that will vary depending on the Commodity Price on the Final Review Date, which we refer to as the Final Commodity Price.  If the Final Commodity Price has declined by more than 20% from the Initial Commodity Price, you will be fully exposed to the negative performance of the Underlying Commodity, and will lose 1% of your Stated Principal Amount for every 1% decline in the Final Commodity Price from the Initial Commodity Price.  For example, if the Final Commodity Price declines by 50% from the Initial Commodity Price, you will lose 50% of your principal.  As there is no minimum payment on the securities, you could lose your entire investment.

●
APPRECIATION POTENTIAL IS LIMITED — The appreciation potential of the securities is limited to the fixed return specified for each Review Date and at maturity, regardless of any greater price performance of the Underlying Commodity, which could be significant.  In addition, the Automatic Early Call feature may limit the term of your investment to as short as three months.  If the securities are called prior to maturity, you may not be able to reinvest at comparable terms or returns.

●
MARKET PRICE OF THE SECURITIES MAY BE INFLUENCED BY MANY UNPREDICTABLE FACTORS — Several factors, some of which are beyond our control, will influence the value of the securities in the secondary market and the price at which Morgan Stanley & Co. LLC, which we refer to as MS & Co., may be willing to purchase or sell the securities in the secondary market.  We expect that generally the market price of the Underlying Commodity on any day will affect the value of the securities more than any other single factor.  However, because the payout on the securities is not directly correlated to the Underlying Commodity, the securities will trade differently from the Underlying Commodity.  Factors that may influence the value of the securities include:

●
the market price of the Underlying Commodity and the price of the futures contracts on the Underlying Commodity, including in relation to the Call Level, and the volatility (frequency and magnitude of changes in value) of such values or prices, as applicable;

●	trends of supply and demand for the Underlying Commodity at any time, as well as the effects of speculation or any government actions that could affect the markets for the Underlying Commodity;

●	interest and yield rates in the market;

●	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the commodities markets generally and which may affect the price of the Underlying Commodity;

●	the time remaining until the next Review Date and the maturity of the securities; and

●	any actual or anticipated changes to our credit ratings or credit spreads.

In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.  As a result, the market value of the securities will vary and may be less than the original issue price at any time prior to maturity and a sale of the securities prior to maturity may result in a loss. For example, you may have to sell your securities at a substantial loss if on that date the Commodity Price is below the Call Level.

You cannot predict the future prices of the Underlying Commodity based on its historical prices.  If the securities are not called prior to maturity and the Final Commodity Price declines by more than 20% from the Initial Commodity Price, you will be fully exposed to any decline in the Final Commodity Price from the Initial Commodity Price and, as a result, you may lose some or all of your investment at maturity.  There can be no assurance that the securities will be called prior to maturity or that the Final Commodity Price will be at or above the Call Level such that you will receive at maturity an amount that is greater than the principal amount of your investment.

●
THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES — You are dependent on Morgan Stanley’s ability to pay all amounts due on the securities, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

●
THE RETURN ON THE SECURITIES IS LINKED TO A SINGLE COMMODITY, AND THE PRICE OF PALLADIUM MAY CHANGE UNPREDICTABLY AND AFFECT THE VALUE OF THE SECURITIES IN UNFORESEEABLE WAYS – Investments, such as the securities, linked to the price of a single commodity, such as Palladium, are subject to sharp fluctuations in the prices of the commodity over short periods of time for a variety of factors. The price of palladium has fluctuated widely over the past several years. Because the palladium supply is both limited and concentrated, any disruptions in the supply of palladium tend to have a disproportionate effect on the price of palladium. Key factors that may influence prices are the mining policies and production costs in the most important palladium-producing countries, in particular, Russia, South Africa, the United States and Canada (which together account for over 90% of production), the size and availability of palladium stockpiles, global supply and demand as well as the level of economic activity of the main consuming countries. Investments in exchange-traded notes and funds linked to the price of palladium may also have an impact on palladium prices. The possibility of large-scale distress sales of palladium in times of crisis may also have a short-term negative impact on the price of palladium. For example, the 2008 financial crisis resulted in significantly depressed prices of palladium largely due to sales from institutional investors such as hedge funds and pension funds. Palladium is used in a variety of industries, in particular the automotive industry. Demand for palladium from the automotive industry, which uses palladium in catalytic converters, accounts for more than 50% of the industrial use of palladium, and a decline in the global automotive industry may impact the price of palladium. Palladium is also used in the electronics, dental and jewelry industries.  The price of palladium may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.

●
SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY – The payment at maturity on the securities is linked exclusively to the price of palladium and not to a diverse basket of commodities or a broad-based commodity index.  The price of palladium may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally.  Because the securities are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.  The price of palladium may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.

●
THE AMOUNT PAYABLE ON THE SECURITIES IS NOT LINKED TO THE PERFORMANCE OF THE UNDERLYING COMMODITY AT ANY TIME OTHER THAN THE REVIEW DATES – Whether the securities will be called on any Call Date and, if the securities have not been called prior to maturity, the amount payable on the securities at maturity will be based on the Commodity Price on the relevant Review Date.  Even if the Underlying Commodity appreciates prior to a Review Date but then drops by such Review Date so that it is lower than the Call Level: (i) with respect to any of the first three Review Dates, the securities will not be called and (ii) with respect to the Final Review Date, the payment at maturity will be significantly less than it would have been had the payment at maturity been linked to the performance of the Underlying Commodity prior to such drop.  Although the actual Commodity Price on the maturity date or at other times during the term of the securities may be higher than the Commodity Price on the Review Dates, the payout on the securities will be based solely on the Commodity Price on the Review Dates.

●
THE AUTOMATIC CALL FEATURE MAY LIMIT THE TERM OF YOUR INVESTMENT TO THREE MONTHS –  The term of your investment in the securities may be limited to as short as approximately three months by the automatic early call feature of the securities.  If the securities are called prior to maturity, you may be forced to invest in a lower interest rate environment and may not be able to reinvest at comparable terms or returns.

●
THE SECURITIES WILL NOT BE LISTED AND SECONDARY TRADING MAY BE LIMITED — The securities will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the securities.  Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the securities.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities.  Accordingly, you should be willing to hold your securities to maturity.

●
HEDGING AND TRADING ACTIVITY BY THE CALCULATION AGENT AND ITS AFFILIATES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — One or more of our subsidiaries expect to carry out hedging activities related to the securities (and to other instruments linked to the Underlying Commodity), including trading in futures contracts on the Underlying Commodity, and possibly in other instruments related to the Underlying Commodity.  Some of our subsidiaries also trade the Underlying Commodity and other financial instruments related to the Underlying Commodity on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could increase the Initial Commodity Price and, as a result, the Call Level at or above which the Commodity Price must be on any of the Review Dates in order for the securities to be automatically called prior to maturity or, if the securities are not called prior to maturity, in order for you to receive a payment at maturity that exceeds the Stated Principal Amount of the securities.  Additionally, such hedging or trading activities during the term of the securities could potentially affect the price of the Underlying Commodity on the Review Dates and, accordingly, whether the securities are automatically called prior to maturity and, if the securities are not called prior to maturity, the amount of cash, if any, you receive at maturity.

●
THE INCLUSION OF COMMISSIONS AND PROJECTED PROFIT FROM HEDGING IN THE ORIGINAL ISSUE PRICE IS LIKELY TO ADVERSELY AFFECT SECONDARY MARKET PRICES — Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the securities in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the securities, as well as the cost of hedging the our obligations under the securities.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

●
THE CALCULATION AGENT, WHICH IS A SUBSIDIARY OF THE ISSUER, WILL MAKE DETERMINATIONS WITH RESPECT TO THE SECURITIES —  As calculation agent, Morgan Stanley Capital Group Inc. (“MSCG”) will determine the Initial Commodity Price, the Commodity Price on each Review Date, whether the Commodity Price on any of the first three Review Dates is at or above the Call Level and therefore whether the securities will be called following such Review Date and whether a market disruption event has occurred, and, if the securities are not called prior to maturity, will calculate the amount of cash, if any, you will receive at maturity.  Determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of any Commodity Price in the event of a market disruption event, may adversely affect the payout to you on the securities.

●	NOT EQUIVALENT TO INVESTING IN THE UNDERLYING COMMODITY — Investing in the securities is not equivalent to investing in the Underlying Commodity or the futures contracts on the Underlying Commodity.

●
LEGAL AND REGULATORY CHANGES COULD ADVERSELY AFFECT THE RETURN ON AND VALUE OF YOUR SECURITIES — Futures contracts and options on futures contracts, including those related to the underlying commodity, are subject to extensive statutes, regulations, and margin requirements.  The Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which such futures contracts trade are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading.  Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period.  These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts.  The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action.  In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general.  The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the securities.

For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in futures contracts on a commodity, options on such futures contracts and swaps that are economically equivalent to such contracts.  In particular, on October 18, 2011, the CFTC adopted interim and final position limits that would have applied to a party’s combined futures, options and swaps position in any one of 28 physical commodities and economically equivalent futures, options and swaps.  These limits would have, among other things, expanded existing position limits applicable to options and futures contracts to apply to swaps and applied them across affiliated and controlled entities and accounts.  However, the International Swaps and Derivatives Association and the Securities Industry and Financial Markets Association jointly filed a legal challenge to the position limit rules, which were due to take effect on October 12, 2012, in the U.S. District Court for the District of Columbia.  On September 28, 2012, the court vacated the position limit rules and remanded them to the CFTC.  The CFTC announced on November 15, 2012 that it will appeal the court’s decision.  If position limit rules are ultimately upheld in an appeal or if substantially similar rules are adopted and implemented by the CFTC, such rules could interfere with our ability to enter into or maintain hedge positions in instruments subject to the limits, and consequently, we may need to decide, or be forced, to sell a portion, possibly a substantial portion, of our hedge position in such underlying commodity or futures contracts on such underlying commodity or related contracts.  Similarly, other market participants would be subject to the same regulatory issues and could decide, or be required to, sell their positions in such underlying commodity or futures contracts on such underlying commodity or related contracts.  While the effect of these or other regulatory developments are difficult to predict, if this broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of such underlying commodity or futures contracts on such underlying commodity and therefore, the value of the securities.

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THERE ARE RISKS RELATING TO THE TRADING OF METALS ON THE LONDON PLATINUM AND PALLADIUM MARKET– Palladium is traded on the London Platinum and Palladium Market, which we refer to as the LPPM.  The price of palladium will be determined by reference to the fixing prices reported by the LPPM.  The LPPM is a self-regulatory association of bullion market participants.  Although all market-making members of the LPPM are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LPPM itself is not a regulated entity.  If the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of palladium may be adversely affected.  The LPPM is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading.  For example, there are no daily price limits on the LPPM, which would otherwise restrict fluctuations in the prices of LPPM contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCERTAIN – Please read the discussion under “Selected Purchase Considerations―United States Federal Taxation” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the securities.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment, the timing and character of income on the securities might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one treatment, the securities could be treated as debt instruments for U.S. federal income tax purposes.  In that case, U.S. Holders would be required to accrue into income original issue discount on the securities every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the securities as ordinary income.  Because a security provides for the return of principal unless the final commodity price has declined by more than 20% from the initial commodity price, the risk that a security would be recharacterized, for U.S. federal income tax purposes, as a debt instrument is higher than with other commodity-linked securities that do not contain similar provisions.  We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments,  the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the securities will be used in connection with hedging our obligations under the securities through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the Pricing Date and during the term of the securities, including on the Review Dates, could affect the Commodity Price in a way that may affect whether or not the securities are called early or reduce the amount you receive on the securities at maturity, if any.

Historical Information

The following graph sets forth the historical performance of the Underlying Commodity from January 1, 2008 through May 13, 2013.  On May 13, 2013, the Commodity Price was $705.00.  We obtained the information in the graph below from Bloomberg Financial Markets (“Bloomberg”), without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

The historical performance of the Underlying Commodity set out in the graph below should not be taken as an indication of its future performance, and no assurance can be given as to the Commodity Price on any of the Review Dates.  We cannot give you any assurance that the securities will be called prior to maturity or that, if the securities are not so called, the Final Commodity Price will be at or above the Call Level so that at maturity you will receive a payment in excess of the Stated Principal Amount of the securities.

Historical Performance of the Underlying Commodity

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The securities are contractual financial instruments.  The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities.  The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)      the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)     we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)    any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)    our interests are adverse to the interests of the purchaser or holder; and

(v)     neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

Supplemental Plan of Distribution; Conflicts of Interest

MS & Co. will act as the agent for this offering.  J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1% for each security it sells.  In addition, JPMorgan Chase Bank, N.A. will purchase securities from MS & Co. for sales to certain fiduciary accounts at a purchase price to such accounts of 99% of the stated principal amount per security and will forgo any sales commission with respect to such sales.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.